22007026

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-53051 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC Mail Processing
OCT 28 2022
Washington, DC

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/01/2021 (MM/DD/YY) AND ENDING 08/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HBK Sorce Brokerage LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6603 Summit Drive
(No. and Street)

| Canfield | Ohio | 44406 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Phillip Wilson | (330) 758-8613 | pwilson@hbkcpa.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Maner Costerisan
(Name – if individual, state last, first, and middle name)

| 2425 E. Grand River Avenue, Suite 1 | Lansing | MI | 48912-3291 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/18/2004 | 1063 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Phillip Wilson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HBK Sorce Brokerage LLC, as of August 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY LAFORTUNE - NOTARY PUBLIC
COMM EXP: JUL 1, 2025
STATE OF OHIO

Signature:

Title:
President

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

TABLE OF CONTENTS
As of and for the Years Ended August 31, 2022 and 2021

Maner Costerisan

2425 E. Grand River Ave.,
Suite 1, Lansing, MI 48912
517.323.7500
517.323.6346

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors and Members
of HBK Sorce Brokerage LLC

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of HBK Sorce Brokerage LLC (the "Company") as of August 31, 2022 and 2021, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of HBK Sorce Brokerage LLC as of August 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of HBK Sorce Brokerage LLC's management. Our responsibility is to express an opinion on HBK Sorce Brokerage LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HBK Sorce Brokerage LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of HBK Sorce Brokerage LLC's financial statements. The supplemental information is the responsibility of HBK Sorce Brokerage LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as HBK Sorce Brokerage LLC's auditor since 2021.

Maney Costerisan PC

October 25, 2022

## HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
As of August 31, 2022, and 2021

### ASSETS

| | 2022 | 2021 |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ 491,441 | $ 388,036 |
| COMMISSIONS RECEIVABLE | 12,224 | 13,606 |
| OTHER ASSETS | 970 | 545 |
| TOTAL ASSETS | $ 504,635 | $ 402,187 |

### LIABILITIES AND MEMBER'S EQUITY

| | 2022 | 2021 |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ 697 | $ 2 |
| Due to member | 251,936 | 236,969 |
| TOTAL LIABILITIES | 252,633 | 236,971 |
| MEMBER'S EQUITY | 252,002 | 165,216 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 504,635 | $ 402,187 |

See accompanying notes to financial statements.

## HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Years Ended August 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| REVENUE, NET | $ 1,404,787 | $ 1,500,687 |
| EXPENSES | | |
| Employee and other compensation | 900,515 | 866,417 |
| Regulatory fees | 26,601 | 29,198 |
| Errors and omissions insurance | 67,961 | 69,632 |
| General office, administration and miscellaneous | 323,685 | 293,058 |
| TOTAL EXPENSES | 1,318,762 | 1,258,305 |
| INCOME FROM OPERATIONS | 86,025 | 242,382 |
| OTHER INCOME | 761 | 43 |
| NET INCOME | $ 86,786 | $ 242,425 |

See accompanying notes to financial statements.

# HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended August 31, 2022 and 2021

| MEMBER'S EQUITY | 2022 | 2021 |
|---|---|---|
| Beginning of year | $ 165,216 | $ 172,791 |
| Distributions | - | (250,000) |
| Net income | 86,786 | 242,425 |
| End of year | $ 252,002 | $ 165,216 |

See accompanying notes to financial statements.

# HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 86,786 | $ 242,425 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease (Increase) in commissions receivable | 1,382 | (7,483) |
| Decrease (Increase) in other assets | (425) | 230 |
| Decrease (Increase) in accounts payable | 695 | (778) |
| Increase in due to member | 14,967 | 101,431 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 103,405 | 335,825 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Distributions to member | 0 | (250,000) |
| NET CASH USED IN FINANCING ACTIVITIES | 0 | (250,000) |
| NET INCREASE IN CASH | 103,405 | 85,825 |
| CASH AND CASH EQUIVALENTS | | |
| Beginning of year | 388,036 | 302,211 |
| End of year | $ 491,441 | $ 388,036 |

See accompanying notes to financial statements.

## NOTE 1 - Summary of Significant Accounting Policies

*Nature of Business*

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the greater of $5,000 or 6 and 2/3 percent of liabilities minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund products on an application-way basis in the state of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

*Cash and Cash Equivalents*

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

*Revenue Recognition and Related Expenses*

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 or Accounting Standards Codification (ASC) Topic 606, "Revenue from Contracts with Customers" (ASU 2014-09) requiring an entity to recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The amendments in this update were implemented by the Company as of September 1, 2018, using the modified retrospective approach. The adoption of this standard did not have an impact on the Company's financial statements, as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies.

The core principle of the guidance is that the Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applied the following steps: 1) Identify the contracts with the customer; 2) Identify the performance obligations in the contract; 3) Determine the contract price; 4) Allocate the transaction price to the performance obligations in the contract; and 5) Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company receives revenue via a referral agreement with an introducing broker dealer. Certain employees of the Company's parent are representatives of the introducing broker dealer. In exchange for paying all the expenses for the representatives, the introducing broker dealer pays the Company a percentage of the commissions received on trades executed on behalf of the affiliated employee representatives, at a point in time, on a trade-date basis. Through the referral agreement, the Company is acting as an agent, and in accordance with ASC 606-10-55-38, the commissions are presented net of expenses on the financial statements.

The Company may also receive commissions as an agent from mutual fund transactions made on an application basis with a mutual fund company. No revenue was earned from such commissions for the years ended August 31, 2022 and 2021.

## NOTE 1 - Summary of Significant Accounting Policies (continued)

*Commissions Receivable*

The receivable is unsecured and is fully collectible as of August 31, 2022 and 2021.

*Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate daily. At August 31, 2022, net capital totaled $241,334, resulting in a net capital ratio of 104.68 to 1.00. At August 31, 2021, net capital totaled $157,112, resulting in a net capital ratio of 150.83 to 1.00. Net capital at August 31, 2022 and 2021 exceeded the minimum requirement by $224,492 and $141,313, respectively.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2022 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

## NOTE 3 - Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

## NOTE 4 - Related Parties

The Company's member allocates shared expenses such as rent, payroll, office equipment and supplies, insurance and other administrative expenses based on the Company's percentage of revenues to total revenues of other financial service affiliates that have shared expenses. Shared expenses for years ended August 31, 2022 and 2021 totaled $1,146,837 and $1,090,192, respectively.

Due to member was $251,936 and $236,969 as of August 31, 2022 and 2021 and is unsecured, non-interest bearing, and due on demand.

**NOTE 5 - Subsequent Events**

The Company did not have any subsequent events through October 25, 2022, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the financial statements as of and for the year ended August 31, 2022.

# SUPPLEMENTAL INFORMATION

## HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2022

### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total member's equity | $ | 252,002 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Other assets | | (970) |
| | | 251,032 |
| Net capital before haircuts on securities owned | | |
| Haircuts on corporate securities | | (9,698) |
| Net capital | $ | 241,334 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total liabilities from statement of financial condition | $ | 252,633 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital requirement | $ | 16,842 |
| Excess net capital at 1,500 percent | $ | 224,492 |
| Excess net capital at 1,000 percent | $ | 216,017 |
| Ratio: Aggregate indebtedness to net capital | | 104.68 to 1.00 |